BY LAW AMENDMENTS
                                   RESOLUTION

     RESOLVED, that Section 4.4 and 4.5 of the By-Laws of the Corporation are deleted, and replaced in their entirety by the following:

     "SECTION 4.4 CHAIRMAN OF THE BOARD OF DIRECTORS. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to the Chairman by these By-Laws or by the Board of Directors.

     "SECTION 4.5 PRESIDENT. The President, if there shall be one, shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to the President by these By-Laws, by the Board of Directors or by the Chairman.

     "SECTION 4.6 CHIEF EXECUTIVE OFFICER. There shall be a Chief Executive Officer appointed by the Board of Directors. The Chairman of the Board of Directors or the President shall be the Chief Executive Officer. Subject to the control of the Board of Directors, the Chief Executive Officer shall be the principal executive of the Corporation, responsible for supervision and direction of the business of the Corporation. All officers of the Corporation shall be under the supervision of the Chief Executive Officer, and shall perform all such duties as shall be assigned by the Chief Executive Officer."
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     Existing  Section  4.6 and the  remaining  sections  of Article 4 shall be renumbered beginning at Section 4.7.

     FURTHER RESOLVED, that the officers of this Corporation, and each of them, are authorized to negotiate, complete and execute any amendments, revisions or modifications to documents or instruments regarding the subject matter of the foregoing resolutions which they believe to be consistent with the overall intent of the actions taken, and in the best interests of the Corporation.

     FURTHER RESOLVED, that the officers of this Corporation, and each of them are authorized to sign such documents and other instruments, and take other actions as they may deem necessary, advisable, convenient or proper, on behalf of the Corporation, to carry out the intent of the foregoing resolutions; and

     FURTHER RESOLVED, that the Board of Directors adopts any resolutions required by any party with whom the Corporation may conduct business in connection with the foregoing resolutions, and incorporates such resolutions herein. Such resolutions shall be considered as passed at a duly held meeting, and the Secretary or/and Assistant Secretary is authorized to so certify, so long as such resolutions are, in the opinion of the certifying person, fully consistent with the scope and limitations of the foregoing resolutions.